JOHN HANCOCK INVESTMENT TRUST

MANULIFE INVESTMENT MANAGEMENT (NORTH AMERICA) LIMITED

AMENDMENT made as of this 14th day of December, 2023 to the Subadvisory Agreement dated February 22, 2018, as amended (the “Amendment”), between John Hancock Investment Management LLC (formerly, John Hancock Advisers, LLC), a Delaware limited liability company (the “Adviser”), and Manulife Investment Management (North America) Limited (formerly, John Hancock Asset Management a division of Manulife Asset Management (North America) Limited), a Canadian corporation (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement relating to the compensation of the Subadviser is hereby amended to add the series John Hancock Global Climate Action Fund.

2.	EFECTIVE DATE

This Amendment shall become effect as of the date first mentioned above.

3.	EXECUTION

This Agreement and any amendments hereto and any notices or other communications hereunder that are required to be in writing may be in electronic form (including without limitation by facsimile and, in the case of notices and other communications, email) and may be executed by means of electronic signatures.

4.	SUBADVISORY AGREEMENT

In all other respects, the Agreement is confirmed and remains in full force and effect.

(THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

MANULIFE INVESTMENT MANAGEMENT (NORTH AMERICA) LIMITED

By:	/s/ Leo Zerilli
Name:	Leo Zerilli
Title:	President and Chief Executive Officer

APPENDIX A

The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below and shall manage the portion of each Portfolio’s assets assigned to it from time to time by the Adviser. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

Portfolio	First $[ ] Million of Aggregate Net Assets*	Next $[ ] Million of Aggregate Net Assets*	Excess Over $[ ] Million of Aggregate Net Assets*
John Hancock Diversified Real Assets Fund	[ ]%	[ ]%**	[ ]%***

Trust Portfolio	First $[ ] Million of Aggregate Net Assets*	Excess over $[ ] Million of Aggregate Net Assets*
John Hancock Global Climate Action Fund	[ ]%	[ ]%

*

The term Aggregate Net Assets includes the portion of the net assets of a Portfolio of the Trust managed by the Subadviser. It also includes with respect to each Portfolio the portion(s) of the net assets of one or more other portfolios managed by the Subadviser as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s). For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

**	When Aggregate Net Assets exceed $[ ] million but are less than $[ ] million, the fee is [ ]% on all asset levels.
***	When Aggregate Net Assets exceed $[ ] million, the fee is [ ]% on all asset levels.

Trust Portfolio(s)	Other Portfolio(s)
John Hancock Diversified Real Assets Fund	N/ A
John Hancock Global Climate Action Fund	N/ A

The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to the quotient of (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the portion of the net assets of the Portfolio managed by the Subadviser. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.